The Target Portfolio Trust
For the fiscal year ended 12/31/02
File number 811-7064

SUB-ITEM 77D
Policies With Respect to Security Investment

THE TARGET PORTFOLIO TRUST
Total Return Bond Portfolio
Intermediate-Term Bond Portfolio
Supplement dated August 29, 2002 to the
Prospectus dated April 30, 2002
Investment Policy Changes
         Each of the Total Return Bond and Intermediate-Term Bond Portfolios (the Portfolios) is amending its principal investment strategy with respect to the percentage of investable assets in investment grade debt obligations and also its investment policies with respect to swaps, foreign securities, short selling, event-linked bonds, emerging markets debt, below-investment-grade debt, convertible and preferred securities, and duration. Investment policy changes relating to each Portfolio?s principal investment strategy and investment in convertible and preferred securities will become effective on October 30, 2002. The other investment policy changes are effective immediately.
         The following modifies the prospectus sections entitled ?Risk/Return Summary ? Investment Objectives and Principal Strategies ? Debt Portfolios
? Total Return Bond Portfolio and Intermediate-Term Bond Portfolio,?
beginning at page 5, and ?How the Portfolios Invest ? Debt Portfolios,? beginning at page 27. The information in this supplement supersedes any contrary information that may be contained in the prospectus.
Effective October 30, 2002
         Principal Investment Strategy. Under normal market conditions, each Portfolio invests at least 80% its investable assets (net assets plus borrowings for investment purposes) in investment-grade debt obligations.
         Minimum Ratings. Each Portfolio may invest up to 20% of its investable assets in below-investment-grade securities.
         Convertible and Preferred Securities. Each Portfolio may invest up to 20% of its investable assets in convertible bonds, convertible preferred stock and non-convertible preferred stock.
Effective Immediately
         Swaps. In addition to interest rate swaps, each Portfolio may invest in index, credit, long and short credit default, currency and total return swaps agreements (or a combination of these swap agreements or other similar swap agreements). Each Portfolio may also enter into options on swap agreements. In addition to the risks of ?Derivatives? in the prospectus section entitled ?Investment Risks? on page 38, swaps and swap options are subject to the risks that they may be difficult to sell at the time or price desired and that they may be difficult to value precisely.
         Foreign Securities. As is the current policy, each Portfolio may invest up to 20% of its total assets in foreign securities. However, the Portfolios? definition of foreign securities for purposes of this limitation has been amended and U.S. dollar-denominated securities of foreign issuers are no longer considered foreign securities. Because the Portfolios?
exposure to foreign issuers may be increased, its exposure to the risks of foreign securities (except for currency risk) may increase as well.
         Short Sales.  Each Portfolio may sell securities short.
         Event-Linked Bonds. Each Portfolio may invest up to 5% of its total assets in event-linked bonds, the return of principal and payment of interest on which depends on the non-occurrence of a specific ?trigger? event, such as a hurricane, earthquake or other physical or weather-related phenomenon.
In addition to the risks of ?Debt Obligations? in the prospectus section entitled ?Investment Risks? on page 36, event-linked bonds are subject to credit risk and that the occurrence of the trigger event is unpredictable.
         Emerging Markets Debt. Each Portfolio may invest up to 10% of its total assets in emerging markets debt, including (but not limited to) Brady Bonds. Investments in emerging markets are subject to the same risks as investments in foreign securities, but to a greater degree since their economies are generally less diverse and mature, their political systems can be expected to have less stability than more developed countries, there is a lack of modern technology and an insufficient capital base to expand business operations.
         Minimum Ratings. Each Portfolio may invest up to 20% of its investable assets in below-investment-grade debt securities.
         Duration. Each Portfolio is managed so that its duration ranges between two years below and two years above the average duration of its benchmark. As of August 15, 2002, the average durations of Lehman Government/Corporate Index (relating to the Total Return Bond Portfolio) and the Lehman Intermediate Government/Corporate Index (relating to the Intermediate-Term Bond Portfolio) were 5.45 and 3.72 years, respectively. Duration is an approximation of the price sensitivity of a bond to interest rate changes. The longer the duration of a bond, the greater the impact of interest rate changes on the bond?s price.

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